Mail Stop 4561

      	March 1, 2006

Stephen D. Replin
Del Mar Income Partners, Ltd.
222 Milwaukee Street, Suite 304
Denver, CO  80206

Re:	Del Mar Income Partners, Ltd.
      Amendment No. 7 to Form S-11
      Filed February 21, 2006
      File No. 333-118092

Dear Mr. Replin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Past Performance of Regatta Capital Limited, page 30
1. We note your response to comment no. 3 that you deleted the reference to problem loans as the holders of the notes made by Regatta did not invest directly in any loans made by Regatta. Please expand your disclosure to briefly explain why Regatta and its note holders orally agreed in 2005 to a deferral of principal and interest payments on the notes. We further note your disclosure on page 48 that the principal balance due from Regatta to its investors is $6,031,477. Please revise your disclosure on page 36 to include this information.

Past Performance Tables, page 46
2. We note on page 47 the table labeled "Experience in Raising and Investing Funds." Please expand your disclosure to clarify how, for the offering period 1/1/2005 to 12/31/2005, Regatta was able to invest significantly more than the amount available for investment.
3. We note your response to comment no. 9 and the revised disclosure on page 48 that because Regatta had cash available at the beginning of 2001, it was able to make distributions to its investors in subsequent years when cash flow from operations was negative. Please expand your disclosure to clarify this statement. We note that it appears more than $8,000,000 was returned to investors on cash flow of $(343,749). Please advise or revise.

Statements of Cash Flows, page F-5

4. Please revise your statements of cash flows to show investments in notes receivable and repayments of notes receivable separately. Additionally, please tell us if the mortgage loan made in December 2004 in the amount of $35,000 has been paid in full, and if so when?
Please tell us why the loan was not included in your notes receivable balance at September 30, 2005.

5. In your next amendment, include bad debt expense as an adjustment to reconcile net loss to cash used in operating activities as you had done in prior periods.

6. In your next amendment, reclassify the payment of deferred offering costs to cash used in financing activities.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	Robert M. Bearman, Esq. (via facsimile)
	Patton Boggs LLP
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Stephen D. Replin
Del Mar Income Partners, Ltd.
March 1, 2006
Page 3